June 18, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	DT House Limited Registration Statement on Form F-1 Response to the Staff’s Comments Dated March 27, 2025 File No. 333-285475

Dear Mr. Watson, Mr. Jones, Ms. Reed and Ms. Peyser:

On behalf of our client, DT House Limited (the “Company”), a foreign private issuer incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 27, 2025 on the Company’s registration statement on Form F-1 submitted on March 3, 2025. Concurrently with the submission of this letter, the Company is filing its Amendment No.1 on Form F-1 (the “Amendment No.1”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated March 27, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Amendment No.1 of the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-1 filed March 3, 2025

Risk Factors

Risks Related to Doing Business in Hong Kong, page 31

1.	Given your level of operations in Hong Kong and that one of your operating subsidiaries is organized in Hong Kong, discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors under Hong Kong or PRC laws and regulations. State that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 8 and 31 of the Amendment No.1.

2.	Please clarify where appropriate whether you are subject to permissions requirements from the China Securities Regulatory Commission, including pursuant to the Trial Measures imposing certain filing requirements for direct and indirect overseas listings and offerings, in connection with your business operations or this offering.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 8, 32 and 33 of the Amendment No.1.

Risks Related to Our Ordinary Shares

The future sales of Ordinary Shares by existing shareholders, including the sales pursuant to the Resale Prospectus..., page 42

3.	Please specify the percentage of public float that the resale shares will constitute, as well as the “lower price” at which the selling shareholder acquired the resale shares. Elaborate on the potential consequences that the resale offering could have on your listing status and ability to meet Nasdaq continued listing standards.

The selling shareholder has agreed with the Company not to proceed with a continuous secondary offering immediately after the IPO. Hence the Company will not register the resale shares under the Resale Prospectus. We have amended the Registration Statement to reflect the Company’s decision.

Capitalization, page 55

4.	Please revise to remove the “With full exercise of over-allotment option” column or explain to us why you deem this transaction probable of occurring. This comment also applies to your Dilution section on page 56.

In response to the Staff’s comments, the Company has removed the relevant disclosure on page 58 and 59 of the Amendment No.1.

Dilution, page 56

5.	We note your response to prior comment 8. It appears the historical net tangible book value of $1,063,075 should be reduced by the historical deferred offering costs of $369,769 that are considered to be intangible assets. Please revise all applicable amounts in this section.

In response to the Staff’s comments, the Company has updated the historical net tangible book value to $693,306, which excludes the deferred offering costs of $369,769, on page 59 of the Amendment No.1.

Material Income Tax Considerations, page 113

6.	We note your response to prior comment 18 and reissue in part. Please revise the statement in the last paragraph of Exhibit 5.1 that counsel consents to the references to it in Enforceability of Civil Liabilities and Legal Matters to include the references to it in Material Income Tax Considerations. Also, given the statement in the prospectus that the discussion of BVI income tax consequences is the opinion of Conyers, please include an appropriate short-form tax opinion as required by Section III.B.2 of Staff Legal Bulleting No. 19; in this regard, it appears that Exhibit 5.1 only opines on the tax consequences under Cayman Islands law. Finally, revise paragraphs A(i) and (ii) of Exhibit 8.2 to clarify that these assumptions are limited to parties other than the company.

In response to the Staff’s comments, the Company has filed the updated Exhibit 5.1 and Exhibit 8.2.

Item 7. Recent Sales of Unregistered Securities, page II-1

7.	Provide the information required by Item 701 of Regulation S-K with respect to the “private sale” of the resale shares, or explain why you are not required to do so.

In response to the Staff’s comments, the Company respectfully submits that the original intended resale shares held by Bright Nova Development Limited were acquired through a secondary transfer from the Company’s controlling shareholder, Key Craft Limited, pursuant to a privately negotiated transaction among shareholders.

The Company further submits that, although Ms. Yin, the ultimate beneficial owner of Key Craft Limited, also serves as a director and officer of the Company, she does not share an identity of interest with the Company. The Company has other shareholders, including passive investors, and Ms. Yin does not exercise sole control over the management or policies of the Company. In particular, Mr. Zhang, the Company’s chief financial officer and second largest shareholder, also exercises substantial influence over management and decision-making matters.

Accordingly, the Company respectfully submits that the transfer of shares from Ms. Yin (through Key Craft Limited) to Bright Nova Development Limited constituted a private sale of ordinary shares between two unaffiliated parties. Apart from an earlier request by Bright Nova Development Limited to register such shares for public resale—which request has since been withdrawn—there are no facts or circumstances suggesting that Ms. Yin, either individually or in concert with Bright Nova Development Limited, acted as a conduit for the Company in a primary issuance of shares.

For the reasons set forth above, the Company respectfully submits that the transfer between Key Craft Limited and Bright Nova Development Limited does not constitute an issuance of securities by the Company and therefore does not fall within the scope of Item 701 of Regulation S-K.

General

8.	We note that you have added a resale prospectus to the registration statement. Please explain to us why you have elected to register the resale concurrently with the initial public offering and why you believe that the resale transaction is appropriately characterized as a secondary offering. For guidance, refer to Securities Act Rule Compliance and Disclosure Interpretations Question 612.09. In your response, provide further detail regarding the background and nature of the transaction by which Bright Nova Development Limited (“Bright Nova”) acquired its shares. Additionally, refer to your statement that, “The Selling Shareholder has represented to the Company that it will consider selling some or all of our Ordinary Shares registered pursuant to this registration statement immediately after the pricing of the offering...as requested by the underwriters for such offering in order to create an orderly, liquid market for the Ordinary Shares.” Explain why the underwriters may “request” that a market for the shares be facilitated through the resale offering rather than the IPO and whether there is any agreement in place between Bright Nova and the underwriter. Lastly, please clarify the size of the resale offering, as we note alternating references to 654,938 shares and 654,937 shares.

This question is no longer applicable as a result of the withdrawal of the Resale Prospectus.

9.	We note your statement in the explanatory note at the outset of the filing that the “Resale Shares will only be offered once the Ordinary Shares are listed on [Nasdaq]” and the IPO consummated. Please revise your disclosure regarding the resale offering throughout for consistency with this statement, and remove from the resale prospectus alternate pages disclosure implying that the resale shares are part of the IPO. For example, we note that you state within the explanatory note that the two offerings may take place “concurrently,” and in the resale prospectus alternate pages you refer at several points to “the closing of this Offering.”.

This question is no longer applicable as a result of the withdrawal of the Resale Prospectus.

If you have any questions or further comments regarding the Amendment No.1 of the Registration Statement, please contact me by phone at +852 2230 3535 or via email at Virginia.Tam@klgates.com.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

K&L GATES, SOLICITORS 44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners
Sacha M. CHEONG	文錦明	William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮	Sook Young YEU	呂淑榮
Jay C. CHIU	邱志藩	Jay J. LEE	李再浩	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Janney Y. CHONG	莊 怡	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華

Registered Foreign Lawyer (PRC)		Registered Foreign Lawyer (California (USA))
Amigo L. XIE	謝 嵐	Roberta A. CHANG	張 安

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